[CUBIC ENERGY, INC. LETTERHEAD]

December 14, 2009

VIA EDGAR

Securities and Exchange Commission

Washington, D.C.  20549-4628

Re:	Cubic Energy, Inc.
Registration Statement on Form S-3
File No. 333-162390

Dear Sirs:

Cubic Energy, Inc. (the “Company”), as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 3:00 p.m. on Wednesday, December 16, 2009, or as soon thereafter as is practicable.

The Company acknowledges that:

•    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our counsel, David R. Earhart at (214) 999-4645, of any questions.

Very truly yours,

CUBIC ENERGY, INC.

By:	/s/ Jon Stuart Ross
Jon Stuart Ross
Secretary